The Joint Official Liquidators ("JOLs") of the Registrant refer to their previous announcements dated 3, 15 and 29 August 2012.

Since their appointment the JOLs have continued their efforts to take control of the Registrant's assets and investigate the affairs of the Registrant.
In particular, the JOLs have focused on the following matters ("Key Issues"):

1.	the whereabouts and the use of US$576 million raised by the Registrant
	through the issuance of three convertible senior notes between 2006 and 2010 ("Notes Proceeds");

2.	the operational and financial position of the following operating
	companies of the Registrant in the People's Republic of China:

	2.1	Beijing GP Medical Technologies Co., Ltd. ("Beijing GP");
	2.2	Beijing Bio-Ekon Biotechnology Co., Ltd ("BBE"); and
	2.3	Beijing Yuande Bio- Medical Engineering Co, Ltd. ("Yuande", collectively
		with Beijing GP and BBE, the "PRC Subsidiaries"); and

3.	the transfer of 60% equity interests of the PRC Subsidiaries to Beijing
	Hezhong Shilade Technology Co ("Hezhong") and Beijing Yuanyide Trading Co,
	Ltd ("Yuanyide", and together with Hezhong, the "Purchasers") on 9 February
	2012 ("PRC Subsidiaries Transfers").

Significantly, the JOLs have not yet been able to meet with Mr Wu Xiaodong ("Mr Wu") (the Chairman, Chief Executive Officer and major shareholder of the Registrant) in order to better understand the Key Issues. Although the JOLs have had meetings at the PRC Subsidiaries in Beijing with Mr Han Jia Ming ("Mr Han"), Ms Wang Zheng and Ms Yu regarding the Key Issues, such individuals have not provided the JOLs with any meaningful or helpful information to date. Mr Han, a close associate of Mr Wu, is one of the current directors of the PRC Subsidiaries and one of the former directors of the Registrant's subsidiaries in Hong Kong and the British Virgin Islands. Ms Wang and Ms Yu serve as Yuande's internal legal counsel.
The JOLs will continue to work with Mr Han, Ms Wang, Ms Yu and others still employed by the PRC Subsidiaries regarding the Key Issues, the whereabouts of the books and records of the PRC Subsidiaries, immediate access to Mr Wu and information pertaining to the Purchasers Shareholders and Sam Tsang (each as explained in more detail below).

Mr. Samson Tak Yung Tsang ("Sam Tsang")
The JOLs' have also necessarily focused their investigation on Sam Tsang, an individual critical to the Key Issues yet who disappeared in late 2011 and has been unreachable since. Sam Tsang joined the Registrant in 2004 and was substantially involved in the affairs of the Registrant. He had been appointed to the following roles in the Registrant Group:

1.	Chief Financial Officer of the Registrant between January 2005 and
	December 2011;
2.	director of the Registrant between June 2007 and December 2011;
3.	director of the subsidiaries of the Registrant in BVI and Hong Kong
	between January 2006 and December 2011; and
4.	authorised signatory of the bank accounts of (at least) the Registrant's
	subsidiaries in Hong Kong.

Sam Tsang resigned from the above roles in December 2011.

Given Sam Tsang's substantial involvement in the Registrant, the JOLs believe that Sam Tsang has information in respect of the affairs of the Registrant that is vital to the JOLs investigation of the Key Issues.

Since their appointment, the JOLs have unsuccessfully attempted to contact Sam Tsang on multiple occasions to enlist his assistance, his last known mobile phone number and electronic mail address are no longer valid. The JOLs will continue to explore every avenue available to them in order to find Sam Tsang.

PRC Subsidiaries Transfers
The JOLs investigations reveal that the shareholders of the Purchasers of the 60% interest in the PRC Subsidiaries ("Purchasers Shareholders") are as follows:

Purchasers	Shareholders	% of Equity Interest
Yuanyide	Sun Xudong		40
	       	Ai Fang	        	15
	       	Wang Jinshuan		15
	      	Lin Jing		15
	        Wan Yunzhe		15
	       	Total	     		100

Hezhong		Zhao Shumin		40
	       	Sun Lei	        	20
	       	Yang Huawei		20
	       	Bao Yunluo		20
	       	Total	       		100

The information available to the JOLs also indicates that the Purchasers Shareholders have previously worked with Mr Wu at the PRC Subsidiaries or at other companies owned by Mr Wu.

The JOLs have been trying to secure a meeting with the Purchasers and/or the Purchasers Shareholders, but no reply has been received to date. The JOLs have also asked Mr Han to arrange meetings with the Purchasers Shareholders, but he claims that he has been unable to do so.

The JOLs' investigations also reveal that on 21 February 2012, Beijing Jinpuxin Medical Technologies Co., Ltd ("Jinpuxin") was established by Ma Shanshan who was the former legal representative of Beijing GP. Jinpuxin is engaged in a business similar to that of Beijing GP and from the same premises as Beijing GP. The JOLs investigations in this regard are continuing.

Chapter 15 Application
On 31 August 2012, the JOLs filed an application in the United States Bankruptcy Court for the Southern District of New York ("the Bankruptcy Court") for the recognition of the Registrant's Cayman Islands liquidation proceedings (Court file number 12 1373) under Chapter 15 of the United States Bankruptcy Code ("the Bankruptcy Code"). On 10 October 2012, the Honourable Judge
Robert E. Gerber ordered, inter alia, that:

1.	the liquidation proceedings of China Medical in the Cayman Islands is
	granted recognition as a foreign main proceedings pursuant to sections
	1517(a) and (b)(1) of the Bankruptcy Code and all the effects of recognition
	as set forth in section 1520 of the Bankruptcy Code shall apply;
2.	the Liquidators are authorised to take all actions necessary to effectuate
	the relief granted pursuant to the Order; and
3.	the Bankruptcy Court shall retain jurisdiction in respect of the enforcement
	of the Order.

Securities and Exchange Commission ("Commission")
On 12 October 2012, the Commission ordered, inter alia, the following:

1.	a public administrative proceedings are instituted pursuant to section 12(j)
	of the Securities Exchange Act of 1934 ("Exchange Act") against the Registrant
	as a result of the failure of the compliance with section 13(a) of the Exchange
	Act and Rule 13a-1 thereunder, while its securities were registered with
	the Commission pursuant to section 12 of the Exchange Act, in that it
	has not filed an Annual Report on Form 20F since 18 July 2011
	("Administrative Proceedings"); and
2.	the Registrant shall file an Answer within 20 days after the service of the
	Order, as provided by Rule 220 of the Commission's Rules of Practice.

The JOLs are continuing their investigations in the affairs of the Registrant and considering the legal remedies available to them in order to recover the books and records of the PRC Subsidiaries and in respect of other
matters.   Appropriate announcements will be made as and when there
are further developments.


Kenneth Krys
Joint Official Liquidator
China Medical Technologies Inc. (In Official Liquidation)
22 October 2012